UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

House of Taylor Jewelry, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

44176R 10 6

(CUSIP Number)

Erik Sterling

Sandbox Jewelry, LLC

10900 Wilshire Blvd., Suite 1550

Los Angeles, California 90024

(310) 557-2700

with copy to:

Jay Shafran, Esq.

Sonnenschein Nath Rosenthal LLP

601 South Figueroa Street, 15th Floor

Los Angeles, California 90017

(213) 623-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

SEC 1746 (11-02)

CUSIP No.: 44176R 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sandbox Jewelry, LLC (20-2807782)
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 7,000,000 8. Shared Voting Power: 0 9. Sole Dispositive Power: 7,000,000 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): Approximately 19.1%
14.	Type of Reporting Person (See Instruction): OO

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Item 1. Security and Issuer

This Schedule 13D/A relates to shares of the common stock, $.0001 par value (the “Common Stock”), of House of Taylor Jewelry, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 9200 Sunset Blvd., Suite 425, West Hollywood, California 90069.

Item 2. Identity and Background

This Schedule 13D/A is being filed on behalf of Sandbox Jewelry, LLC, a California limited liability company (“Sandbox”), and its sole member and manager, Kathy Ireland WorldWide, Inc. (“KIWW”). The principal business and executive offices of Sandbox and KIWW are located at 10900 Wilshire Blvd., Suite 1550, Los Angeles, California 90024. Sandbox is a holding company for certain assets of KIWW. KIWW produces products embodying the design philosophy and style of Kathy Ireland, including furniture, flooring, lighting, apparel, decorative accessories, home office and theatre, and bed and window coverings.

Information regarding each of the directors and executive officers of KIWW is set forth below:

Kathy Ireland

Kathy Ireland WorldWide, Inc.

10900 Wilshire Blvd., Suite 1550

Los Angeles, California 90024

Chief Executive Officer and a Director

Citizen of United States

Erik Sterling

Kathy Ireland WorldWide, Inc.

10900 Wilshire Blvd., Suite 1550

Los Angeles, California 90024

President, Chief Financial Officer and a Director

Citizen of United States

During the last five years, neither Sandbox nor KIWW and, to the knowledge of Sandbox and KIWW, any director or executive officer of Sandbox or KIWW, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Agreement and Plan of Reorganization, dated May 20, 2005 (the “Merger Agreement”), by and among the Company, HOTJ Acquisition Corp., a California corporation (“Merger Sub”), and House of Taylor Jewelry, Inc. (who upon the Merger changed its name to Global Jewelry Concepts, Inc.), a California corporation (“GJC”), and subject to the terms and conditions of the Merger Agreement, all of the outstanding shares of GJC were exchanged on a one to one basis for shares of the Company and the Merger Sub was merged (the “Merger”) with and into GJC. At the effective time of the Merger, Merger Sub ceased to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub merged with and into GJC, with GJC remaining as the surviving corporation and subsidiary of the Company. Pursuant to the Merger Agreement, Sandbox received 6,000,000 shares of the Company in exchange for its 6,000,000 shares of GJC. In addition, pursuant to the Merger Agreement, the Company was obligated to issue Sandbox up to an additional 1,000,000 shares of the Company’s Common Stock in the event that the closing price of the Company’s Common Stock was at least $3.00 for not less than ten (10) consecutive trading days prior to April 30, 2010. On June 7, 2005, this trading criteria was met and an additional 1,000,000 shares of the Company’s Common Stock was issued to Sandbox.

References to, and descriptions of the Merger and the Merger Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement which is attached as Exhibit 2.1 to the Company’s Form 8-K filed on May 26, 2005. The Merger Agreement is incorporated herein by reference.

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Item 4. Purpose of Transaction

(a)-(b) Please see Item 3 above.

(c)	Not applicable.

(d) Upon consummation of the Merger, the sole director and officer of the Company resigned and (i) Jack Abramov was appointed President, Chief Executive Officer and a director of the Company, (ii) Monty Abramov was appointed Vice President, Design Director and a director of the Company and (iii) Jack Brehm was appointed the Chief Financial Officer and a director of the Company. In addition, the authorized number of directors was changed to a range of no less than three to no more than eight directors.

(e) Not applicable.

(f) The Company was a development stage company formed in 1998 and had failed to generate any significant revenue and had reduced its operations to a minimal level. After the effective date of the Merger, the Company will design and market fine jewelry.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Not applicable.

Item 5. Interest in Securities of the Issuer

(a) As a result of the Merger, Sandbox owns and has voting power of 7,000,000 shares of Common Stock representing approximately 19.1% of the outstanding shares of the Company. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to Sandbox by the Company as outstanding as of June 8, 2005. Except as set forth herein, to the knowledge of Sandbox and KIWW, no director or executive officer of Sandbox or KIWW beneficially owns any other shares of the Company.

(b)	See Item 5.a above.

(c) Except as set forth herein, there have been no transactions by Sandbox or KIWW in securities of the Company during the past sixty days. To the knowledge of Sandbox and KIWW, there have been no transactions by any director or executive officer of Sandbox or KIWW in securities of the Company during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of Sandbox, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 and between such persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Agreement and Plan of Reorganization, dated May 20, 2005, by and among the Company, Merger Sub and GJC.1

[1]	Previously filed by the Company as Exhibit 2.1 to the Form 8-K, filed with the Securities and Exchange Commission on May 26, 2005, File No. 000-25377.

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Signature

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDBOX JEWELRY, LLC

By: Kathy Ireland WorldWide, Inc.

Its: Manager

By:	/s/ Erik Sterling
Name:	Erik Sterling
Title:	President

Dated: June 10, 2005

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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